FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, March 20, 2007

FAIRFAX ANNOUNCES FURTHER PURCHASE OF SFK PULP FUND UNITS

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it has purchased, in the investment portfolios of its insurance subsidiaries, an additional 538,200 units of SFK Pulp Fund, bringing its total holdings in the Fund to 14,719,500 units. The units were purchased through the facilities of the Toronto Stock Exchange for investment purposes. As previously reported, Fairfax also holds, in the investment portfolios of its insurance subsidiaries, convertible debentures of SFK Pulp Fund which are convertible into an additional 1,250,000 units. Fairfax’s total holdings of SFK Pulp Fund units constitute approximately 17.4% of the total units outstanding, calculated in accordance with applicable securities law.

Fairfax continually reviews its investment alternatives and may purchase additional SFK Pulp Fund units from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941